

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail to Christopher Barber
Roger A. Parker
Chief Executive Officer
Recovery Energy, Inc.
1515 Wynkoop St., Suite 200
Denver, CO 80202

> **Re:**   **Recovery Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2011**
> **File No. 333-169070**

Dear Mr. Parker:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you know, on May 24, 2011, the staff issued a comment letter to you regarding several of your Exchange Act filings. Please advise us when you intend to respond to those comments and to submit the amended filings.

2.   You provide different numbers for the amount of shares of common stock in each of the following three locations:

   - The fee table;

   - Footnote 1 to the fee table; and

   - The prospectus cover page.

Revise to provide consistent and accurate disclosure in all three locations. In that regard, we also refer you to prior comment 16 and reissue that comment insofar as the numbers shown in the opinion do not match the numbers shown on the prospectus cover page.

3. We note your response to comment three from our letter to you dated March 10, 2011, and we reissue the comment in part. Please provide the following disclosure:

- Describe the internal controls that you use in your reserves estimation.

- Disclose the qualifications of the technical person primarily responsible for overseeing the preparations of your reserves estimates. See Item 1202(a)(7) of Regulation S-K.

- Disclose your drilling and other exploratory and development activities. See Item 1205 of Regulation S-K.

- Disclose material changes in proved undeveloped reserves and discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including capital expenditures. See Item 1203 of Regulation S-K.

Risk Factors, page 3

4. With regard to the new disclosure you added to this section, we refer you to prior comment 5 from our letter to you dated September 23, 2010. Because you have added in this amendment new text which mitigates the risk or uses indirect "cannot assure" language, we reissue that comment. As an example only, at page 5, you now refer to your intention to act in accordance with industry practices. Please revise accordingly.

Pro Forma Condensed Financial Statements, page 12

5. We note your disclosure indicating that the operations of the Wilke Field Properties are included in Recovery's statements of operations for "substantially the full period." We also note that you have eliminated previous references to the January 28, 2010 acquisition date and disclose on page 25 that your acquisition of the Wilke properties was effective on January 1, 2010. Please confirm the Wilke acquisition effective date and specify the periods for which financial information for the Wilke properties is included in your consolidated financial statements, clarifying what you mean by "substantially the full period." To the extent the Wilke acquisition effective date was January 1, 2010, you will need to present Wilke predecessor audited balance sheet as of December 31, 2009 to comply with Regulation S-X Rule 8.02 for predecessor financial statements, as well as related MD&A for 2009. To the extent the Wilke acquisition effective date was January 28, 2010, you will also need to present Wilke predecessor audited financial statements for the stub period from January 1, 2010 to January 27, 2010.

Notes to the Unaudited Pro Forma Condensed Financial Statements, page 15

6.   We have read your response to prior comment 5 related to caption g. in your pro forma financial statements and note that you have revised your disclosure to clarify the reasons for your adjustment. However we note that your revised disclosure states that the pro forma statements of operations assume that the acquisitions occurred on January 1, 2010, rather than January 1, 2009 as indicated on page 12. Please correct this date inconsistency.

Audited Consolidated Financial Statements for the Year Ended December 31, 2010

Note 11 – Shareholders' Equity, page F-25

7.   We have read your response to prior comment 10 and understand that in substance, you view the transaction as a cancellation of the 5,000,000 shares that the former Universal shareholders agreed to return in accordance with the terms of the purchase agreement and a separate issuance of the shares by the company to your Chairman and controlling shareholder group. We note that upon re-issuance, the shares were fair valued and recorded as a $17.7 million reorganization and merger expense in 2009. Please address the following additional points:

- Clarify for us your rationale for characterizing the re-issuance of the shares as a reorganization and merger expense if you do not view it as related to the reverse merger.

- Clarify for us whether the parties within the controlling shareholder group received their pro rata share of the 5 million shares consistent with the allocation of shares that they received in the reverse merger.

- If you believe that this expense was compensatory in nature, clarify the services that were provided or the benefits that you received in exchange for the issuance of these shares, and whether the shares vested immediately or over a period of time.

8.   We have read your response to prior comment 13 regarding your accounting view on the replacement warrants. We have consulted our Corporation Finance Division's Office of the Chief Accountant and believe that your grant of the replacement warrants is similar to a modification of warrants, and that recognition of an investor relations non-operating expense for the incremental value of the replacement warrants would be appropriate since they were given as an inducement for the warrant holders to exercise the existing warrants for cash. We believe that an analogy to the guidance contained in FASB ASC Section 718-20-35 would be appropriate in this situation.

9.   We have read your response to prior comment 11 and understand that you continue to view the purchase agreements related to your acquisition of the Wilke properties as

independent transactions that require separate accounting. Please address the following points:

- We note that section 3 of the Purchase and Sale Agreement dated January 1, 2010 filed at Exhibit 10.11 to your Form 10-K for the year ended December 31, 2009, specifies that the purchase price includes 1,450,000 shares and $4.5 million in cash, indicating that these shares were clearly factored into the seller's decision to sell you the Wilke properties in January 2010. It appears that you will need to revise your financial statements and related disclosures for the years ended December 31, 2009 and December 31, 2010 to reflect the issuance of these shares in your purchase accounting. Any cost paid in excess of the fair values of the properties acquired would be treated as goodwill.

- Please explain how you determined that the 1,450,000 shares should be valued at $5.1 million, providing details of other market transactions in your common stock that supported your determination of fair value.

Unaudited Consolidated Financial Statements for the Quarter Ended March 31, 2011

Note 2 – Oil and Gas Properties, page F-43

10.   We note your disclosure indicating that you closed on the acquisition of oil and gas properties in Laramie County, Wyoming in March 2011 for a purchase price of $6.5 million in cash and $5.8 million in stock. Please tell us why you have not included disclosures required by FASB ASC Section 805-10-50 and why you have not filed pro forma financial information and separate financial statements for the business acquired to comply with Rules 8-04 and 8-05 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)